UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF 187TH MEETING OF THE BOARD OF

DIRECTORS HELD ON NOVEMBER 10, 2011

1.  DATE, TIME AND PLACE: At 10 (ten) days of the month of November 2011, at 9:00 a.m., by conference call, as foreseen in paragraphs 1 and 7 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 18 of Company’s Bylaws.

3.  ATTENDANCE: All members of the Board of Directors (“Board”).

4.  CHAIR: Murilo Passos, Chairman and Gisélia Silva, Secretary.

5.  AGENDA: Review, discuss and deliberate on the following matters: (i)  hiring of Apsis Consultoria Empresarial Ltda., a limited liability company with headquarters located at Rua da Assembleia, 35, 12th floor, Center, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled on the National Register of Companies ("CNPJ/MF") under No. 27.281.922/0001-70 to proceed with preparing the Valuation Report regarding the market value of ERSA Energias Renováveis S.A. ("Report"), to verify the withdrawal rights of shareholders under Article 256, paragraph 2 of the Corporation Law, (ii)  approval of the Opinion, to verify the withdrawal rights of shareholders under Article 256, paragraph 2 of the Corporation Law and (iii)  approve the terms of the Administration's proposal to be submitted to shareholders for ratification of the joint venture between the Company, its subsidiaries CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Comercialização Brasil S.A. ("CPFL Brasil") and the shareholders of ERSA Energias Renováveis S.A. ("ERSA" and the "Joint Venture").

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The Chairman of the Board opened the meeting and communicated to all members present that the vote of members appointed by the controlling shareholders will be computed pursuant to items 5.1, 5.6.2, and 7.4 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 05, 2003 and December 06, 2007.

After examining the documents pertaining to the matters contained in the Agenda, the directors resolved, by unanimous vote and without any restrictions, in accordance with the provisions of items "q" and "r" of Article 18 of the Bylaws and based on proposal contained in Board of Executive Officers’ Resolution No. 2011065 of November 07, 2011:

(i)        ratified the hiring of Apsis Consultoria Empresarial Ltda., a limited liability company with headquarters located at Rua da Assembleia, 35, 12th Floor, Center, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled on the National Register of Companies ("CNPJ/MF") under No. 27.281.922/0001-70 to proceed with preparing the Valuation Report regarding the market value of ERSA Energias Renováveis S.A. ("Report"), to verify the withdrawal rights of shareholders under Article 256, paragraph 2 of the Corporation Law, with the base date of July 31, 2011;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ii)       approved the Report, in which it was calculated that ERSA's Shareholders' Equity at market value, base date of July 31, 2011, was R$ 1,419,105,980.95 (one billion, four hundred and nineteen million, one hundred and five thousand, nine hundred eighty reais and ninety-five centavos), to be submitted to the Company's General Shareholders Meeting, in along with other documents and information required under the aforementioned Article 256 of the Corporation Law, for ratification of the Joint Venture; and

(iii)      approved the wording of the Administration's proposal to be submitted for ratification by the Company’s General Shareholders Meeting of the joint venture between the Company, its subsidiaries CPFL Geração and CPFL Brasil and the shareholders of ERSA, which originated the indirect control by the Company of ERSA, which changed its name to CPFL Energias Renováveis S.A., pointing out that the ratio between the average price of the share and the market value of the share reached 1.155 times, thereby not generating the right to withdrawal by eventual dissident shareholders, since the ratio is less than 1.5 times, required by Law;

It is hereby recorded that the Joint Venture was approved by the Board at the 182nd Meeting of the Board of Directors held on August 23, 2011, where authorization also was granted for the convening of an Extraordinary General Shareholders Meeting of the Company to ratify the aforementioned Joint Venture, pursuant to Article 256 of the Corporation Law and (ii) the Report shall be submitted to the Company's Fiscal Council for discussion.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Claudio Borin Guedes Palaia
Renê Sanda	Carlos Alberto Cardoso Moreira
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.